Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INTRAWARE, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Peter H. Jackson and Paul D. Warenski each hereby certifies:

    They are, respectively, (a) the Chairman of the Board, Chief Executive Officer and President, and (b) Senior Vice President, General Counsel and Secretary of Intraware, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "General Corporation Law");
    The second sentence of Article 4 of the Company's Amended and Restated Certificate of Incorporation, as amended, is to be amended in its entirety to read a follows:

    "The total number of shares of all classes of stock which the Corporation has authority to issue is Sixty Million (60,000,000), consisting of Fifty Million (50,000,000) shares of Common Stock, $0.0001 par value (the "Common Stock"), and Ten Million (10,000,000) shares of Preferred Stock, $0.0001 par value (the "Preferred Stock").

    This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted and declared advisable by the Board of Directors of this Corporation in accordance with Section 242 of the General Corporation Law.
    The Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly approved, in accordance with Section 242 of the General Corporation Law, by vote of the holders of a majority of the outstanding stock entitled to vote thereon.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended, on this 13th day of 2006.

/s/ Peter H. Jackson Peter H. Jackson Chairman of the Board, Chief Executive Officer and President

/s/ Paul D. Warenski Paul D. Warenski Senior Vice President, General Counsel and Secretary